UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2007

Commission File Number: 1-1225

WYETH UNION SAVINGS PLAN

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ John C. Kelly
John C. Kelly Member of the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee

Date: June 26, 2008

WYETH UNION SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2007 AND 2006

AND

FOR THE YEAR ENDED DECEMBER 31, 2007

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER – 069

WYETH UNION SAVINGS PLAN

DECEMBER 31, 2007 AND 2006

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Union Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Wyeth Union Savings Plan (“the Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP Florham Park, New Jersey

June 26, 2008

Wyeth Union Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Investments, at fair value	$58,784,696	$60,745,092
Participant’s loans, at cost	1,987,575	1,525,705

Total investments	60,772,271	62,270,797

Participant contributions	71,426	59,599
Accrued interest	418	—

Total receivables	71,844	59,599

Total Assets	60,844,115	62,330,396

Liabilities:
Refund of excess contributions	3,263	14,862

Net Assets Available for Plan Benefits	$60,840,852	$62,315,534

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Union Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2007

Investment income:
Net appreciation in fair value of investments	$1,081,209
Interest	1,141,872
Dividends	824,434

Total investment income	3,047,515
Contributions:
Participant Contributions	3,767,448

Total additions	6,814,963

Deductions from net assets attributed to:
Benefits paid to participants	8,286,382
Refund of excess contributions	3,263

Total deductions	8,289,645

Decrease in net assets	(1,474,682)
Net Assets Available for Plan Benefits
Beginning of Year	62,315,534

End of Year	$60,840,852

The accompanying notes to financial statements are an integral part of these statements.

WYETH UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (“the Plan”) only provides general information. Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan of Wyeth (“the Company”), is a voluntary savings plan available to all eligible employees, as defined. Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan and whose employment is covered by a collective bargaining agreement that provides for their participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”), and the Internal Revenue Code of 1986 as amended (“the Code”).

Change in Trustee and Recordkeeper

Effective August 1, 2007, the Plan’s trustee changed from Vanguard Trust Company (“Vanguard”) to Mercer Trust Company (“Mercer”). Also on this date, the Plan’s recordkeeper changed from The Vanguard Group, Inc. to Mercer Human Resources Services.

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements, effective December 31, 1996, no Company matching contributions are made by the Company.

Rollovers into Plan

Participants may elect to roll over their balances from qualified plans and the Wyeth Retirement Plans into the Plan.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions and after-tax contributions and rollover contributions and all actual earnings thereon.

Distributions

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59  1/2 or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Plan Administrator. Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or a 50% joint and survivor annuity (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70  1/2 years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

Most costs and expenses of administering the Plan are paid by the Company except for certain investment expenses, which are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The investments in the collective trust is presented at fair value in the statement of net assets available for plan benefits.

The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation, which became effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code (see Note 7). Accordingly, the adoption of FIN 48 did not have a material impact on the Plan’s net assets available for plan benefits and changes in net assets available for plan benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Plan in the fiscal year 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Contributions

Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings and such accounts are charged with certain investment fees, depending on investment options. Allocations are based on earnings or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments in stock are valued based on quoted market value as of the last business day of the year. Investments in mutual funds and collective trusts are recorded at fair market value, which is based upon their published net asset value. Interest bearing cash is valued at cost which approximates fair value. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2007	2006
Investments at Fair Value as Determined by Reported Net Asset Value
Mutual Funds	$35,991,036	$34,860,636
Collective Trust	21,072,017	23,961,935
Investments at Cost
Participant Loans	1,987,575	1,525,705
Interest Bearing Cash	92,667	67,964
Investments at Fair Value as Determined by Quoted Market Price
Common Stock	1,628,976	1,854,557

Total Investments	$60,772,271	$62,270,797

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of six investment funds described below and transfer amounts between funds at any time during the year. Investment elections among these fund options must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The six investment options were as follows for 2007 and 2006:

Vanguard Retirement Savings Trust

This fund is a collective trust, which invests in high-quality fixed income instruments. The interest rate payable to Plan participants in this fund is a rate which reflects a blended rate of the total investments made by the fund. The average blended yield and crediting interest rate attributable to the fund approximated 4.54% and 4.88% for the years ended December 31, 2007 and 2006, respectively.

Vanguard Balanced Index Fund

This fund primarily invests in common stocks, corporate debt instruments, and U.S. government obligations.

Vanguard 500 Index Fund

This fund primarily invests in common stocks of large public companies and seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Wyeth Common Stock Fund

This fund consists primarily of Wyeth Common Stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth Common Stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund

This fund primarily invests in small capitalization stocks, or those with a market value of less than $2.0 billion, and seeks to provide investment results that correspond to the total return performance of the stocks that make up the Morgan Stanley Capital International U.S. Small Cap 1750 Index.

Vanguard Total International Stock Index Fund

This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 4 – MANAGEMENT OF THE PLAN

The Plan is administered by the Wyeth Savings Plan Committee (see Note 12), which was appointed by the Board of Directors of the Company. Effective August 1, 2007, Mercer was appointed the Plan’s trustee and is a party-in-interest to the Plan. Prior to this date, Vanguard was trustee and was a party-in-interest to the Plan.

NOTE 5 – RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. From January 1, 2007 through July 31, 2007 Vanguard was the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Effective August 1, 2007, Mercer is the Trustee as defined by the Plan.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 – PLAN AMENDMENTS

There were no amendments made to the Plan in 2007.

The Plan was amended and restated in its entirety in 2006. A submission was sent to the Internal Revenue Service for a new determination letter on the qualified status of the Plan as required by applicable law. On February 20, 2008, the Plan received its favorable determination letter (see Note 7).

NOTE 7 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 20, 2008 in which the Internal Revenue Service stated that, the Plan, as amended, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 9 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31 were as follows:

	2007	2006
Vanguard Balanced Index Fund	$9,215,168	$9,089,018
Vanguard 500 Index Fund	21,904,702	21,970,850
Vanguard Retirement Savings Trust	21,072,017	23,961,935

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,081,209 as follows:

Mutual Funds	$1,307,308
Wyeth Common Stock	(226,099)

Total	$1,081,209

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2006. For December 31, 2007 there were no reconciling items.

2006
Net Assets Available for Plan Benefits per financial statements	$62,315,534
Amounts Allocated to Withdrawing Participants	(66,156)

Net Assets Available for Plan Benefits per the Form 5500	$62,249,378

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

2007
Benefits paid per the financial statements	$8,286,382
Less: Amounts payable at December 31, 2006	(66,156)

Benefits paid per the Form 5500	$8,220,226

NOTE 11 – PRISTIQ RELATED LITIGATION

Herrera, et al. v. Wyeth, et al., No. 1:08-cv-04688-RJS (U.S.D.C., S.D.N.Y.) is a putative class action brought under ERISA. The lawsuit, which was originally filed in federal court in New Jersey in February 2008, but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative in the Wyeth Savings Plan, Wyeth Union Savings Plan and the Wyeth Savings Plan-Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company’s New Drug Application (“NDA”) for PRISTIQ for vasomotor symptoms (“VMS”), that the defendants knew or should have known that those events would likely delay or prevent approval of the PRISTIQ VMS NDA, and that defendants failed to assure disclosure of those issues in the Company’s public statements about PRISTIQ. In addition to the claims that the alleged lack of disclosure constitutes a breach of fiduciary duty under ERISA, plaintiff also alleges claims for breaches of the duties of loyalty, exclusive purpose and prudence under ERISA against each of the defendants. The Company intends to defend this case vigorously. The Plan is not currently a named defendant and no relief is being sought against the Plan.

NOTE 12 – SUBSEQUENT EVENT

At its April 24, 2008 meeting, the Wyeth Board of Directors approved changes to the governance structure of Wyeth’s employee benefit plans subject to ERISA. The former Human Resources and Benefits Committee is now called the Human Resources, Benefits and Compensation Committee.

The Retirement Committee was disbanded and eliminated and its investment fiduciary functions were transferred to the Investment Committee, its plan amendment authority transferred to the Human Resources, Benefits and Compensation Committee, and its administrative review functions transferred to a lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

The Wyeth Savings Plan Committee was disbanded and eliminated by the Wyeth Board of Directors. The investment fiduciary functions were transferred to the Investment Committee and the administrative functions were transferred to the lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

Schedule I

Wyeth Union Savings Plan

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2007

Employer Identification Number - 13-2526821

Plan Number - 069

Identity of Issuer	Description of Investment	Cost**	Current Value

Vanguard Trust Company	Vanguard Retirement Savings Trust Collective Trust		$21,072,017

Vanguard Trust Company	Vanguard Balanced Index Fund 418,681 shares		9,215,168

Vanguard Trust Company	Vanguard Total International Stock Index Fund 144,019 shares		2,864,543

Vanguard Trust Company	Vanguard 500 Index Fund 162,077 shares		21,904,702

Vanguard Trust Company	Vanguard Small-Cap Index Fund 61,591 shares		2,006,623

Wyeth*	Common Stock 36,863 shares		1,628,976

Vanguard Trust Company	VGI Prime Money Market Interest Bearing Cash		92,667

Participant loans*	Rates ranging from 5.0% to 10.5% Due through 2022		1,987,575

Total Investments			$60,772,271

*	Represents a party-in-interest to the Plan
**	Cost not required for participant directed investments.